

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

Via E-mail
Mr. Salvi Rafael Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

> **Re: Grupo Televisa S.A.B.**
> **Form 20-F for the Year Ended December 31, 2013, as Amended**
> **Filed April 29, 2014**
> **File No. 001-12610**

Dear Mr. Folch:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Advertising Rates and Sales, page 68

1.   We note your disclosure that since 2012, you now *bill* your advertisers based on fixed pricing rather than on a cost-per-rating basis. Please clarify your basis for revenue recognition purposes. State whether you are required to achieve certain ratings and how you account for any deficiency.

Share of Loss of Joint Ventures and Associates, Net, page 72
10. Investments in Joint Ventures and Associates, page F-33

2.   We note that you recorded a non-cash impairment adjustment to your net investment in GSF. It is unclear to us how despite the "lack of specific guidance [of new industry regulations during 2013], which is still being discussed by the Mexican congress," you concluded that it would take a longer than expected time period to realize the projected benefits of your investment. Please provide further clarification on your assumptions as to how these new industry regulations impacted the carrying amount of your investment.

3.   We note in footnote 1 of page F-33 that you provided "assumptions for fair value calculations." Please tell us how they compared with your previous calculations. Additionally, please clarify if the recoverable amount of your investment was based on the *higher of* value in use or fair value less costs to sell.

Financial Assets and Liabilities Measured at Fair Value, page 82
14. Financial Instruments, page F-46

4.   Please disclose how you determined the fair values of the Embedded derivative BMP, Shares of Common Stock of Imagina and the Embedded Derivative Ares, with references to quantitative unobservable inputs that are significant to their respective Level 3 measurements. Specifically for Embedded derivative BMP, please disclose the significant unobservable inputs that contributed to its significantly higher fair value measurement.

5.   For each class of assets and liabilities subject to recurring fair value measurements categorized within Level 3, please disclose the information required in IFRS 13 paragraph 93(f) through (i).

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director